

06004108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ℬℬ 3/11   A1
3/

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prim Securities, Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___200 Public Square, BP Building, Suite 2500___
                         (No. and Street)

___Cleveland___   ___OH___   ___44114___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jim Kochodros   (216) 830-1111___
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
_____
(Name – if individual, state last, first, middle name)

___5840 Heisley Rd___   ___Mentor___   ___OH___   ___44060___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 8 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Carolyn Kaufman_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Penn Securities, Incorporated , as of _December 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Carolyn C. Kaufman
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIM SECURITIES, INCORPORATED

CLEVELAND, OHIO



FINANCIAL STATEMENTS

DECEMBER 31, 2005



PRIM SECURITIES, INCORPORATED

CLEVELAND, OHIO

FINANCIAL STATEMENTS

DECEMBER 31, 2005

PRIM SECURITIES, INCORPORATED
FINANCIAL STATEMENTS



SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Stockholders of
Prim Securities, Incorporated

We have audited the accompanying statement of financial position of Prim Securities, Incorporated (a wholly-owned subsidiary of Prim Capital Corporation) as of December 31, 2005, and the related statement of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prim Securities, Incorporated as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information contained on pages 11 and 12 is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R Snodgrass, A.C.

Mentor, Ohio
February 14, 2006

PRIM SECURITIES, INCORPORATED
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2005

ASSETS

Current Assets

Cash	$	590
Clearing deposits		100,005
Commissions receivable		13,589
Other		2,475
Total current assets		116,659
Total assets	$	116,659

STOCKHOLDERS' EQUITY

Stockholders' Equity

Common stock 1,000 shares authorized, 50 shares issued and outstanding at $ 10 par value	$	500
Additional paid-in capital		375,132
Accumulated deficit		(258,973)
Total stockholders' equity		116,659
Total stockholders' equity	$	116,659

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commissions	$	217,968
Miscellaneous income		417
Interest income		2,748
Total revenues		221,133

EXPENSES

Commissions	61,313
Management fees	122,305
Regulatory fees	7,447
Professional fees	5,885
Other operating expenses	1,961
Total expenses	198,911

Net income	$	22,222

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Beginning balances - December 31, 2004	$ 500	$ 375,132	$ (281,195)
Net income for the year	-	-	22,222
Ending balances - December 31, 2005	$ 500	$ 375,132	$ (258,973)

The accompanying notes are an integral part of the financial statements.

PRIM SECURITIES, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 22,222
Adjustments to reconcile changes in net assets to net cash provided by operating activities	
Decrease in assets	
Commissions receivable	7,898
Decrease in liabilities	
Accounts payable	(12,467)
Commissions payable	(17,190)
Net cash provided by operating activities	463
Net increase in cash and cash equivalents	463
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	100,132
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 100,595
SUPPLEMENTAL DISCLOSURES	
Interest	$ -

The accompanying notes are an integral part of the financial statements.

BUSINESS ACTIVITY

Prim Securities, Incorporated (the "Company") is a registered broker/dealer in securities. The Company is primarily involved in the sale of interests in public limited partnerships, investment company shares, variable annuities and general securities. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of Income - Income and expenses are reported on the accrual basis of accounting. Income is reported when investor subscriptions or funds are transmitted to issuers or agents. Commission income is contingent upon acceptance by the issuer/agent. In the case of limited partnerships, commissions generally are not paid until the first disbursement has been made from the applicable escrow account. There is a contingent risk that the terms of the offering will not be met and, therefore, commissions will not be paid. Commission expenses are recorded concurrently with commission income. The Registered Representative Contract, signed by each representative, provides that commissions "will be paid as commissions are received by Prim Securities, Incorporated". Any orders or trades that are canceled result in a reversal of the commission income and expense on the records of the Company.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income. The Company files a consolidated tax return with its parent. Its share of federal income tax benefits and expense is calculated on a separate company basis.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash in a checking account, certificate of deposit and money markets.

INCOME TAXES

There was an income tax provision of $ 5,556 recorded by the Company for the year ended December 31, 2005. However, there was no income tax expense for the Company for the year ended December 31, 2005 resulting from the utilization of net operating loss carryforwards.

INCOME TAXES (CONTINUED)

Following is a reconciliation of the expected income tax expense/benefit to the amount based on the U.S. statutory rate of 25% for the year ended December 31, 2005:

Income tax provision based on U.S. statutory rate	$	5,556
Current period change in the valuation allowance		(5,556)
Provision for income taxes	$	--

The significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:		
Net operating loss carryforward	$	56,745
Valuation allowances		(56,745)
Net deferred tax assets	$	--

The Company's valuation allowance decreased by $ 5,556 for the year ended December 31, 2005, which represents the effect of net operating income. The Company has recorded a valuation allowance to record its deferred tax assets at estimated net realizable value due to the uncertainty of realization of these assets through future taxable income.

The Company has available at December 31, 2005, unused operating loss carryforward of $ 378,302 that may be applied against future taxable income and expires in 2017.

LITIGATION

The Company is a plaintiff in legal proceedings in which the Company is seeking indemnification from a former representative of the Company.

CORRESPONDENT AGREEMENTS

The Company has entered into a clearing arrangement for trades in listed securities through Bear, Stearns Securities Corp. of Brooklyn, New York. The Company as "Correspondent" agreed to indemnify Bear Stearns in connection with customer accounts of the Correspondent. The Company maintains a deposit of $ 50,000 with Bear Stearns in an interest-bearing account. The deposit is refundable upon termination of the agreement.

The Company has entered into a clearing arrangement for trades in listed securities through National Financial Services, LLC. The Company as "Correspondent" agreed to indemnify National Financial Services, LLC in connection with customer accounts of the Correspondent. The Company maintains a deposit of $50,000 with National Financial Services, LLC in an interest-bearing account. The deposit is refundable upon termination of the agreement.

NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2005, the Company had net capital of $ 108,589 that was $ 103,589 in excess of the minimum required. The percentage of aggregate indebtedness to net capital was 0%.

RELATED PARTY TRANSACTIONS

Prim Securities, Incorporated is a wholly-owned subsidiary of Prim Capital Corporation. The Company shares facilities, office support and employees with other affiliated companies and is billed its share of these costs. Accordingly, "Management fees" includes allocations of costs for these items and management fees in the amount of $ 122,305 in the aggregate.

PRIM SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

Net Capital

Total stockholders' equity from statement of financial position	$ 116,659
Deductions and/or charges:	
Non-allowable charges	3,070
Fidelity bond reduction	5,000
Total deductions and/or charges:	8,070
Net capital before haircuts on security positions	108,589
Haircuts on securities [computed pursuant to 15c3-1(f)]	-
Net capital	$ 108,589

Computation of Aggregate Indebtedness

Liabilities from statement of financial condition	$ -

Computation of Basic Net Capital Requirement

6-2/3% (.0667) of aggregate indebtedness	$ -
Minimum required net capital	$ 5,000
Excess net capital	$ 103,589
Percentage of aggregate indebtedness to net capital	0.00%
Excess net capital at 1,000%	$ 108,589

PRIM SECURITIES, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2005 filed with the Securities and Exchange Commission and the amount included in the accompanying Computation of Net Capital follows at December 31, 2005.

Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 104,403
Net audit adjustments	4,186
Net capital, as reported in Schedule I	$ 108,589

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Supplementary Report on Internal Control

To the Stockholders
Prim Securities, Incorporated

In planning and performing our audit of the financial statements of Prim Securities, Incorporated for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. R. Snodgrass, A.C.

Mentor, Ohio
February 14, 2006

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